Mark A. Roche
Senior Vice President, General
Counsel and Secretary

June 24, 2010

Mr. Hagan Ganem

Staff Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549-4631

Re:	Fortune Brands, Inc.

Form 10-K for the fiscal year ended December 31, 2009

Form 8-K filed January 29, 2010

Definitive Proxy Statement on Schedule 14A filed March 8, 2010

File No. 001-09076

Dear Mr. Ganem:

This letter is in response to Mr. Decker’s letter dated June 2, 2010. Thank you for taking the time to discuss the matter with us on June 21. For the convenience of the Staff, the Staff’s comment contained in the June 2nd letter has been reproduced below, and the Company’s response thereto has been set forth immediately after the comment. We are also filing this document via EDGAR.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED MARCH 8, 2010

Compensation Discussion and Analysis, page 22

Summary Compensation Table, page 33

1.	We note your response to comment 12 in our letter dated May 6, 2010. However, it continues to appear that some or all of the $2 million award that you granted to Mr. Carbonari in July 2009 should be included in the 2009 line of your summary compensation table. In this regard, we note that the only identified performance goal connected to the award appears to be the six-month goal of $.75 EPS in the July to December 2009 period, which was achieved, suggesting that the entire cash and stock portions of the award should be reflected as 2009 compensation in the table. Even where additional performance criteria remain, disclosure should be included in the table. With respect to stock awards, this disclosure should be based on the probable outcome of the performance conditions. Cash awards should be reported with respect to the fiscal year during which the measure is satisfied, including for a single year in a plan with multi-year performance measures, even if not payable until a later date. Please see instruction 3 to Item 402(c)(2)(v) and Instructions 1 and 2 to Item 402(c)(2)(vii) to Regulation S-K.

Fortune Brands, Inc. 520 Lake Cook Road, Deerfield, IL 60015 Tel: 847 484-4400

Response:

We understand the Staff’s position that some or all the $2 million award to Mr. Carbonari should have been included in the Summary Compensation Table of our 2010 Proxy Statement, up to $1 million for 2009 in the Non-Equity Incentive Plan Compensation column for the cash portion and up to $1 million for 2009 in the Stock Awards column for the portion to be paid in stock. We further understand the Staff’s position to be that the cash portion of the award does not appear to be subject to performance goals other than the 75¢ EPS goal and even though not payable until July 2010 and 2011 is includable in 2009 pursuant to Instructions 1 and 2 to Item 402(c)(2)(vii) in Regulation S-K. Finally, we now understand the Staff’s position that the portion of the award payable in stock is a stock award and under Instruction 3 to Item 402(c)(2)(v) such award’s grant date value should be included in the Summary Compensation Table based on the probable outcome of the performance conditions.

In our 2010 Proxy Statement, we disclosed this award in the CD&A (pages 23 and 24) and the Grants of Plan-Based Awards table and footnotes (pages 36 and 37). We had believed we were required to include the award, if the performance goals were met, in the Summary Compensation Table in the 2011 and 2012 Proxy Statements, showing $1 million, if earned, in compensation for each of 2010 and 2011. According to the terms of Mr. Carbonari’s award agreement (filed as an exhibit to our quarterly report on Form 10-Q for the quarter ended September 30, 2009), payment of his award is not only subject to the 75¢ EPS goal, but is also subject to performance evaluations in 2010 and 2011 in three additional areas related to market share, total shareholder return and operations. These additional goals in 2010 and 2011 are conditions to earning the award, and are not mere factors to be used in applying discretion to reduce the award from its $2 million maximum. Therefore, the additional goals are not forfeiture conditions, but rather pre-conditions to actually earning the award. We acknowledge that the summary of the award in our CD&A on page 24 of our proxy statement is not as clear on this point as is the language in Mr. Carbonari’s award document. Mr. Carbonari’s award document, a copy of which is enclosed, states as follows:

Once amounts become available to be awarded to you [as a result of meeting the EPS goal], the Committee shall determine whether and to what extent you have achieved the other established performance goals (the “Performance Goals”) in the areas of market share, total shareholder return and operational goals specific to each of the Company’s three (3) primary businesses. To the extent that the Committee determines that the Performance Goals have been fully satisfied, the maximum value available under the Award will be paid to you, subject to [other conditions set forth in the award document].

We believe that the express condition for additional performance goals to be satisfied prior to payment of the award, as set forth in the award agreement, means that the award was not earned in 2009 for purposes of the summary compensation table. With respect to the portion of the award to be paid in cash, we believe the award language requires that it be included in the Summary Compensation Tables for 2010 and 2011 in the amount of $500,000 each year if the performance goals are met.

We did not include for 2009 the $1 million portion payable in stock because it is a fixed dollar amount and, accordingly, Mr. Carbonari has no risk or reward of stock ownership until the shares are received. We did not include this amount in the Summary Compensation Table because under Item 402(a)(6)(iii) of Regulation S-K as it is not an equity classified award on our balance sheet per the requirements of SFAS 123R, but rather is a liability classified award. Item 402(a)(6)(iii) provides in part that:

“An equity incentive plan is an incentive plan or portion of an incentive plan under which awards are granted that fall within the scope of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, as modified or supplemented (“FAS 123R”)”.

Fortune Brands, Inc. 520 Lake Cook Road, Deerfield, IL 60015 Tel: 847 484-4400

In light of our discussion on June 21, we accept your instruction that the $1 million portion payable in shares should be considered a stock award and, accordingly, that Instruction 3 to Item 402(c)(2)(v) applies.

In the Summary Compensation Tables of our 2011 and 2012 Proxy Statements we will include $1 million in compensation for 2009 as the most probable outcome of the stock portion of the award, and, if earned, $500,000 for each of 2010 and 2011 for the cash portion of the award. We will also clarify our discussion of this award in the CD&A portion of our 2011 Proxy Statement, including where it appears in the Summary Compensation Table.

Please telephone me at (847) 484-4440 or, in my absence, Craig P. Omtvedt at (847) 484-4500, if you require additional information or wish to comment further orally. If you wish to comment in writing, please send such comment to me by facsimile at (847) 484-4492.

Very truly yours,

Mark A. Roche

Senior Vice President, General Counsel and Secretary

Very truly yours,

Mark A. Roche

MAR/skh

Fortune Brands, Inc. 520 Lake Cook Road, Deerfield, IL 60015 Tel: 847 484-4400

NOTICE OF SPECIAL PERFORMANCE AWARD

July 27, 2009

PERSONAL AND CONFIDENTIAL

Bruce Carbonari

Chairman and Chief Executive Officer

Fortune Brands

520 Lake Cook Road

Deerfield, IL 60015

Dear Bruce:

We are pleased to inform you that you have been granted a special performance award (the “Award”) by the Compensation and Stock Option Committee of the Board of Directors under the Fortune Brands, Inc. 2007 Long-Term Incentive Plan (the “Plan”).

•	The grant date for the Award is July 1, 2009.
•	The Performance Period for the Award is July 1, 2009 – June 30, 2011.

The Award is granted under and governed by the Plan and the enclosed July 2009 Performance Award Terms and Conditions (the “Terms”).

The Award is performance-based related to cumulative diluted earnings per share of Company common stock (“EPS”). A diluted EPS goal for the first six months of the Performance period was previously communicated to you.

For your information, attached to this notice are the following documents: (1) the Terms and Conditions and (2) the Plan. You should review these documents carefully in order to fully understand how the Award works and your rights as an Award recipient.

Please sign this notice below and return to Barb Brisinte. If you have any questions about your award, please contact me or Barb Brisinte.

Sincerely yours,

Elizabeth Lane Vice President—Human Resources

I, Bruce Carbonari, have read this Notice and the attached copy of the Performance Award Agreement Bruce A. Carbonari Terms and Conditions and I thereby agree to the terms and conditions set forth.

Bruce A. Carbonari	Dated

JULY 2009

PERFORMANCE AWARD AGREEMENT

BRUCE A. CARBONARI

TERMS AND CONDITIONS

You have been granted a long-term performance award (the “Award”) by Fortune Brands, Inc. (“Fortune”).

•	The grant date for the Award is July 1, 2009.

•	The Performance Period for the Award is July 1, 2009-June 30, 2011.

•	One-half of the Award shall vest and become payable as of August 1, 2010, and the second half shall vest and become payable as of August 1, 2011.

•	The maximum value available under the Award is $2,000,000, subject to your satisfaction of the terms and conditions described below.

•	The form of payment for the Award will be 50% cash, 50% shares of Fortune common stock (“Shares”).

1. Maximum Value Available under the Award. Subject to the provisions of paragraphs 4 through 11 below, the percentage (up to 100%) of the maximum value available under the Award that becomes payable to you shall be determined as follows:

(a) If the Earnings Per Share (as determined pursuant to paragraph 2) of Fortune and its consolidated subsidiaries (the “Company”) for the period July 1, 2009 through December 31, 2009:

(i)	equals the Earnings Per Share goal described in the “Notice of Performance Award” provided to you (the “EPS Goal”), then the maximum value of the Award shall be available to be awarded to you as of the Vesting Dates that occur during the Performance Period, subject to paragraph 1(b) below.

(ii)	is less than the EPS Goal, then no amounts shall be available to be paid to you under the Award.

(b) Once amounts become available to be awarded to you under paragraph 1(a) above, the Committee shall determine whether and to what extent you have achieved the other established performance goals (the “Performance Goals”) in the areas of market share, total shareholder return and operational goals specific to each of the Company’s three (3) primary businesses. To the extent that the Committee determines that the Performance Goals have been fully satisfied, the maximum value available under the Award will be paid to you, subject to paragraphs 5, 7 and 8.

To the extent that the Committee determines that the Performance Goals have not been fully satisfied, it may, in its sole discretion, determine to award less than the maximum value available under the Award, including the determination to award 0% of the available value.

Subject to the provisions of paragraphs 5 through 9, any cash or Shares payable to you under this Award shall be paid by Fortune as soon as practicable after each applicable Vesting Date, after the Committee certifies attainment of the EPS Goal and makes a determination as to your achievement of the other Performance Goals.

2. Determination of Cumulative Earnings Per Share. Earnings Per Share (as such terms is commonly used to describe the financial performance of publicly-traded corporations) shall be adjusted to eliminate non-recurring income or expense items and significant items not considered in determining the initial performance measures; such adjustments may include, but are not limited to, restructuring and restructuring related charges; the impact of actual foreign exchange rates varying from planned foreign exchange rates; significant share repurchase activity; significant nonrecurring income tax credits or charges; and the impact of significant acquisitions and divestitures of businesses.

3. Form of Payment. Any payments made under the Award will be made 50% in cash and 50% in Shares, the exact number of Shares to be determined as of the date of payment using the fair market value of Shares for such date (determined by averaging the high and low prices of the stock on such date) and rounded to the nearest whole share.

4. Transferability of Award. The Award is not be transferable by you otherwise than by will or by the laws of descent and distribution.

5. Termination of Employment. Except as otherwise provided in paragraph 6 below, if your employment by the Company terminates prior to July 31, 2010, you will not be entitled to any payments under the Award, and if your employment by the Company terminates after August 1, 2010 but prior to July 31, 2011, you will not be entitled to any further payments under the Award beyond the amounts that vest as of August 1, 2010. Except as otherwise provided under Section 8 below, this Section 5 shall apply in the event of your termination of employment following a Change in Control of the Company (as defined in the Plan).

6. Termination of Employment for Death or Disability. Subject to paragraphs 7 and 8 below, if the EPS Goal is satisfied but your employment by the Company terminates prior to July 31, 2011 by reason of your death or disability, you (or, in the event of your death, your beneficiary) will be eligible to receive a percentage of the maximum value available under the Award, based upon the Committee’s determination of whether and to what extent the Performance Goals were satisfied prior to your termination of employment, taking into account any payments already vested and received under the Award. The Committee will have the sole and exclusive discretion to decide whether any amounts are payable under the Award following your termination of employment as a result of death or disability. The value of any amounts awarded to you (or your beneficiary) under this paragraph 6 will be paid in accordance with paragraph 3 above.

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7. Termination of the Plan. If the EPS Goal is met but the Plan terminates prior to July 31, 2011, you will be eligible to receive a percentage of the maximum value available under the Award, based upon the Committee’s determination of whether and to what extent the Performance Goals were satisfied prior to the termination of the Plan, taking into account any payments already vested and received under the Award. The Committee will have the sole and exclusive discretion to decide whether any amounts are payable under the Award. The value of any amounts awarded to you under this paragraph 7 will be paid in accordance with paragraph 3 above.

8. Forfeiture of Award for Detrimental Activity. If you engage in “detrimental activity” (as defined below) at any time (whether before or after the termination of your employment), you will not be entitled to any payment under the Award, and you will forfeit all rights with respect to the Award. For purposes of this paragraph 8, “detrimental activity” means willful, reckless or grossly negligent activity that is determined by the Committee to be detrimental to or destructive of the business or property of the Company. Any such determination of the Committee shall be final and binding for all purposes. Notwithstanding the foregoing, no payment under the Plan shall be forfeited or become not payable by virtue of this paragraph 8 on or after the date of a Change in Control (as defined in the Plan).

9. Stock Exchange Listing; Fractional Shares. Fortune shall not be obligated to deliver any Shares until they have been listed (or authorized for listing upon official notice of issuance) upon each stock exchange upon which are listed outstanding shares of the same class as that of the Shares subject to the Award and until there has been compliance with such laws or regulations as Fortune may deem applicable. Fortune agrees to use its best efforts to effect such listing and compliance. No fractional Shares (or any cash payment in lieu thereof) will be delivered, and the number of Shares to be delivered will be rounded up or down to the nearest whole share.

10. Investment Representations. Prior to each issuance of Shares payable hereunder, you shall make such representations as may be required that such Shares are to be held for investment purposes and not with a view to or for resale or distribution except in compliance with the Securities Act of 1933, as amended (the “Securities Act”), and shall, if required by the Committee, give a written undertaking to Fortune in form and substance satisfactory to the Committee that you will not publicly offer or sell or otherwise distribute such Shares other than (a) in the manner and to the extent permitted by Rule 144 promulgated by the Securities and Exchange Commission under the Securities Act, (b) pursuant to any other exemption from the registration provisions of the Securities Act or (c) pursuant to an effective registration statement under the Securities Act.

11. Adjustments. (a) Adjustments (which may be increases or decreases) may be made by the Committee in the EPS Goal to take into account changes in law and accounting and tax rules and to make such adjustments as the Committee deems necessary or

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appropriate to reflect the inclusion or exclusion of the impact of extraordinary or unusual items, events or circumstances, including, without limitation, acquisitions or divestitures by or other material changes in the Company, provided that no adjustment shall be made which would result in an increase in your compensation if your compensation is subject to the limitation on deductibility under Section 162(m) of the Internal Revenue Code, as amended, or any successor provision, for the year with respect to which the adjustment occurs. The Committee also may adjust the EPS Goal and Performance Goals applicable to the Award and thereby reduce the amount to be paid hereunder if and to the extent that the Committee deems it appropriate, provided that no such reduction shall be made on or after the date of a Change in Control (as defined the Plan).

(b) The determination of the Committee as to the terms of any adjustment made pursuant to this paragraph 11 shall be binding and conclusive upon all parties.

12. Accountants’ Letter. A letter shall be obtained from the independent certified public accountants who have performed procedures to assist in evaluating compliance with the calculation of Earning Per Share of the Company for the Performance Period.

13. Stockholder Rights. Neither you nor any other person shall have any rights of a stockholder as to Shares until such Shares shall have been recorded on Fortune’s official stockholder records as having been issued or transferred.

14. Tax Withholding. Upon any payment to you hereunder, Federal income and other tax withholding (and state and local income tax withholding, if applicable) may be required by the Company in respect of taxes on income realized by you. The Company may withhold such required amounts from your future paychecks or may require that you deliver to the Company the amounts to be withheld. In addition, upon any payment to you of Shares hereunder, you may pay any Federal income and other tax withholding (and any state and local income tax withholding, if applicable) by electing either to have the Company withhold a portion of the Shares otherwise deliverable to you, or to deliver other Shares owned by you, in either case having a fair market value (on the date that the amount of tax you have elected to have withheld is to be determined) of the amount to be withheld, provided that the election shall be irrevocable and shall be subject to such rules as the Committee may adopt.

15. Governing Law. This agreement and the Award provided for hereunder shall be governed by and construed in accordance with the laws of the State of Illinois.

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